SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: September, 2005	Commission File Number: 001-32562
STANTEC INC.
(Name of Registrant)
10160 – 112 Street
Edmonton, Alberta
Canada T5K 2L6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANTEC INC.
Date: September 7, 2005	By:	/s/ Jeffrey S. Lloyd
		Name:	Jeffrey S. Lloyd
		Title:	Vice President, Secretary and General Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Material Change Report dated September 7, 2005

99.2	Press Release dated September 1, 2005